Via EDGAR and Federal Express

April 16, 2018

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Charah Solutions, Inc.
Draft Registration Statement on Form S-1
Submitted March 19, 2018
CIK No. 0001730346

Set forth below are the responses of Charah Solutions, Inc. (referred to herein as “we” or the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2018, with respect to the Company’s Confidential Draft Submission No. 2 on Form S-1, CIK No. 0001730346, initially submitted to the Commission on March 16, 2018 (“Submission No. 2”).

Concurrent with the submission of this letter, we are submitting Confidential Draft Submission No. 3 on Form S-1 (“Submission No. 3”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Submission No. 3 unless otherwise specified.

Our Equity Sponsor, page 6

1.	We note you revised your disclosure in response to prior comment 7. Please reconcile the $104.1 million disclosed herein to the disclosure on page F-31 which indicates the purchase price was $300.5 million.

RESPONSE:

We advise the staff that the fair value of Charah, LLC, as disclosed on page F-31 of Submission No. 2, was based upon a $300.0 million business valuation and $0.5 million of cash on hand. Bernhard Capital Partners Management, LP (“BCP”) paid $104.1 million of cash in connection with the investment in Charah, LLC (the “BCP Investment”) based upon a $300.0 million business valuation. Other items in addition to the cash paid by BCP that constitute the business valuation include equity interests held by others (including management), indebtedness of Charah, LLC and certain transaction expenses. A reconciliation of the $104.1 million paid by BCP to the $300.0 million valuation is illustrated below.

(in thousands)
BCP equity	$104,110
CEP Holdings, Inc. equity	27,375
Management equity	5,393
Bank debt	145,214
Seller note	25,000
Transaction expenses	(7,092)

Total purchase price	$300,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Predecessor Results of Operations, page 55

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016, page 55

2.	Please expand your disclosure to quantify the items within your general and administrative and interest expenses which lead to the increases in these account balances from the prior period. In this regard, we note increases in these expenses are the primary contributors of the decrease in your net income from the prior year.

RESPONSE:

We have revised the disclosure on page 49 of Submission No. 3 to quantify the items in our general and administrative and interest expenses that led to the increases in these account balances from the prior period.

Liquidity and Capital Resources, page 58

Working Capital, page 60

3.	Please expand your disclosure to quantify and discuss the underlying reasons for the changes in your working capital from the prior year.

RESPONSE:

We have revised the disclosure on page 53 of Submission No. 3 to quantify and discuss the underlying reasons for the changes in our working capital from the prior year.

Non-GAAP Measures, page 62

4.	Please expand your disclosure to quantify the amounts that make up the $14,816 adjustment for the elimination of certain non-recurring legal and startup costs in your reconciliation of GAAP to Adjusted EBITDA, and tell us why you believe these costs are non-recurring.

RESPONSE:

We have revised the disclosure on pages 14 and 56 of Submission No. 3 to quantify the amounts that make up the adjustment for the elimination of certain non-recurring legal and startup costs in our reconciliation of GAAP to Adjusted EBITDA.

We incurred approximately $8.6 million in non-operating and non-recurring legal expenses associated with the legal entity formation of Allied Power Management, LLC in April 2017 as well as legal expenses associated with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017. Because Allied Power Management, LLC and its services were part of a startup enterprise, certain legal fees were incurred in association with its formation. These legal fees were not incurred in the ordinary course of our business but rather incurred as one-time fees related to formation of a portion of our business offerings and will, therefore, be non-recurring. Additionally, certain non-operating and non-recurring legal fees were incurred in connection with the lawsuit filed by APTIM Corp. against Allied Power Management, LLC in July 2017. Because the APTIM litigation centers on issues related to the formation of Allied Power Management, LLC and the commencement of its operations, we do not believe that the fees incurred with respect to the APTIM litigation are representative of legal fees and expenses incurred from time to time in the ordinary course of our business. As a result, these legal fees and expenses will be non-recurring, and we believe it is appropriate to eliminate such legal fees and expenses in the calculation of our Adjusted EBITDA.

We also incurred approximately $6.2 million in non-recurring startup costs associated with the formation of Allied Power Management, LLC and the commencement of its operations, including expenses related to the setup of financial operations systems and modules, pre-contract expenses to obtain initial contracts and the hiring of operational staff. Because these costs are associated with the initial setup of the Allied business to initiate operations involved in our Nuclear Services offerings, these costs are non-recurring in the normal course of our business.

Tax Receivable Agreement, page 62

5.

We note your response to prior comment 14. We understand the amount you will be required to pay to TRA holders pursuant to the Tax Receivable Agreement will differ based on the amount and timing of future exchanges, the price per share of Class A common stock, the amount and timing of the future income against which to offset the tax benefits and the tax rates then in effect. However, it appears you should make reasonable assumptions based on information currently available so that an investor understands the magnitude of payments you may be required to make under this agreement. Please also include the estimated aggregate amount that would be payable if the early termination provisions contained in the agreement are triggered. In this regard, we note your disclosures on page 108 regarding the calculation for the immediate payment under the early termination provisions.

RESPONSE:

We advise the Staff that the transactions that will precede the offering have been revised to eliminate the “Up-C” reorganization structure and, consequently, the need for a tax receivable agreement. Accordingly, we have removed the disclosure regarding the Tax Receivable Agreement from Submission No. 3.

Stockholders’ Agreement, page 110

6.	We note your disclosure that the stockholders’ agreement provides BCP with the right to designate a certain number of directors in proportion to its ownership of the outstanding shares of your Class A common stock. Please disclose the number of director that BCP will be entitled to designate.

RESPONSE:

We have revised the disclosure on page 95 of Submission No. 3 to reflect the number of directors that BCP will be entitled to nominate.

Charah Solutions, Inc. Unaudited Pro Forma Condensed Financial Statements, page F-2 Introduction, page 2

7.	We note that the Corporate Reorganization will be accomplished via the transactions set forth in (a) through (k) on page 6. Ensure you address any accounting implication of these specific underlying transactions. For instance, address any accounting implication of Management Members receiving membership interests in Management Holdco, some of which will be subject to time-based vesting conditions as well as other conditions. Please also address any accounting implication related to the disclosure on page 91 that the Allied Power Holdings Incentive Units that are ultimately exchanged for restrictive units in Management Holdco will be subject to a modified vesting schedule.

RESPONSE:

We advise the Staff that the transactions that will precede the offering have been revised to eliminate the “Up-C” reorganization structure and, consequently, the corresponding pro forma financial statements are no longer necessary, and we are removing the corresponding pro forma financial statements from Submission No. 3.

Financial Statements of Charah, LLC and Allied Power Management, LLC, page F-13

Combined Statements of Income, page F-16

8.	Please provide pro forma tax and earnings per share data on the face of your Combined Statements of Income. See Rule 5-03(b)21 of Regulation S-X and ASC 260.

RESPONSE:

We have revised the disclosure on pages F-8 and F-13 of Submission No. 3 as requested.

Nature of Business, page F-20

9.	Based on your Simplified Current Ownership Structure presented on page 101, we note that the Existing Owners indirectly own 100% of Charah Management LLC and Allied Power Holdings, LLC. We further note that the Existing Owners include (i) CEP Holding, Inc., (ii) Charah Holdings LP, (iii) Charah Management Holdings LLC and (iv) Allied Management Holders LLC. Please provide us with the specific ownership interests each existing owner holds in Charah Management LLC and Allied Power Management, LLC to support your belief that these entities have been under common control since April 2017.

RESPONSE:

We advise the Staff that the specific ownership interests each existing owner holds in Charah Management LLC and Allied Power Holdings, LLC is as follows:

	Charah Management LLC	Allied Power Holdings, LLC
Charah Holdings LP	74.7%	74.7%
CEP Holdings, Inc.	19.7%	19.7%
Charah Management Holdings LLC	3.9%	3.9%
Allied Management Holdings, LLC	1.7%	1.7%

Because Charah Holdings LP, the entity through which BCP has made its investment in the Company, acquired its respective controlling 74.7% ownership interests in both Charah Management LLC and Allied Power Holdings, LLC following the closing of the BCP Investment in April 2017, Charah Management LLC and Allied Power Holdings, LLC have been under common control since April 2017.

Note 2- Summary of Significant Accounting Policies, page F-21

Depreciation of Structural Fill Sites and Site Improvements, page F-23

10.	Please expand your disclosure of the remaining capacity of the structural fill sites to include the capacity on a percentage basis.

RESPONSE:

We expanded our disclosure on page F-17 of Submission No. 3 to present the remaining capacity of the structural fill sites on a percentage basis.

Intangible Assets, page F-25

11.	Please expand your disclosure to include the amount of goodwill for each reportable segment in accordance with ASC 350-20-50-1.

RESPONSE:

We have revised the disclosure on page F-24 in Submission No. 3 to include the amount of goodwill for each reportable segment in accordance with ASC 350-20-50-1.

12.	Please expand your disclosure on page F-26 to identify the valuation method underlying your income approach.

RESPONSE:

We have revised the disclosure on page F-18 of Submission No. 3 to identify the valuation method underlying our income approach.

Purchase Option Liability, page F-27

13.	Please explain the terms of the option held by a customer and a third party for the structural fill sites and how you determined the fair value of the related bargain purchase liability.

RESPONSE:

We have revised the disclosure on page F-19 of Submission No. 3 to explain the terms of the option held by a customer and a third party for the structural fill sites and how we determined the fair value of the related bargain purchase liability.

Note 14- Members’ Equity, page F-40

14.	Please explain how the application of push-down accounting impacted the Company’s equity. In this regard, explain why Charah, LLC’s members’ interest was reflected at $0 as of the opening balance on January 13, 2017. Also explain why there doesn’t appear to be an adjustment to reflect your non-controlling interest at fair value in accordance with ASC 805-20-30-1.

RESPONSE:

Members’ equity was reduced to $0 to reflect the cancellation of Charah, LLC’s voting and non-voting shares in connection with the BCP Investment.

The non-controlling interest relates to an entity with assets and liabilities for which fair value approximates book value, such as cash, accounts receivable and accounts payable. Accordingly, there was no adjustment needed to adjust the non-controlling interest book value at January 13, 2017 to fair value.

15.	Please explain how you determined the $153 million as reflected in the Successor’s Combined Statements of Members’ Equity related to Charah’s Series A and B members’ interest. Please disclose the amounts allocated to the Series A and B members’ interests.

RESPONSE:

We advise the staff that $153.0 million of members’ equity related to Charah’s Series A and Series B members’ interests was calculated by taking the fair value of $300.0 million for Charah, LLC at the time of the BCP Investment, less Charah’s $147.0 million of outstanding debt as of the date of the BCP Investment. Of the $153.0 million, approximately $116.4 million was allocated to the Series A members’ interests and approximately $36.6 million was allocated to the Series B members’ interests. We have revised the disclosure on page F-9 to reflect this allocation.

16.	Please expand your disclosures to clarify the nature of the transactions and the underlying accounting for the issuance of 104,109,890 Charah Series A members’ interests and 35,199,063 Charah Series B members’ interests as well as the 7,210,555 Allied Power Management, LLC Series A members’ interest and 2,437,855 Allied Power Management, LLC Series B members’ interests.

RESPONSE:

We have revised the disclosure on page F-32 of Submission No. 3 as requested.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or Bruce Kramer of Charah Solutions, Inc. at (502) 815-5014.

Very truly yours,

CHARAH SOLUTIONS, INC.

By:	/s/ Bruce Kramer
Name: Bruce Kramer
Title: Chief Financial Officer and Treasurer

Enclosures

cc:	Sherry Haywood (Securities and Exchange Commission)
Asia Timmons-Pierce (Securities and Exchange Commission)
Tracy Mariner (Securities and Exchange Commission)
Jeanne Baker (Securities and Exchange Commission)
Charles Price (Charah Solutions, Inc.)
Bruce Kramer (Charah Solutions, Inc.)
Julian Seiguer (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)
Richard Truesdell (Davis Polk & Wardwell LLP)